

OFFERING MEMORANDUM DATED NOVEMBER 19, 2024

MCQ MARKETS

McQueen Labs Inc.
2300 E Las Olas Blvd, 4th floor
Fort Lauderdale, FL 33301
https://www.mcqmarkets.com/

Up to $750,000 of Shares of Series D Convertible Preferred Stock
Minimum Investment Amount: $54

McQueen Labs Inc., d/b/a MCQ Markets ("the Company," "McQueen," "we," or "us"), is offering up to $750,000 worth of shares of Series D Convertible Preferred Stock, which are convertible into the Common Stock of the Company upon the occurrence of certain events (the "Offering"). The minimum target amount under this Regulation CF offering is $15,000 (the "Target Amount"). Through its distribution and perk/reward incentives, the Company must reach its Target Amount of $15,000 by July 29, 2025, the end date of the Offering (the "Target Date"). Unless the Company raises at least the Target Amount of $15,000 under the Regulation CF offering by July 29, 2025, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

The Offering is being made through Jumpstart Micro, Inc. d.b.a. Issuance Express (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with North Capital Private Securities Corporation (the "Escrow Facilitator") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the shares of Series D Convertible Preferred Stock being offered in this Offering at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

McQueen Labs Inc., d/b/a MCQ Markets, was formed as a Delaware corporation on June 21, 2023. The Company maintains a business address at 2300 E Las Olas Blvd, 4th floor, Fort Lauderdale, FL 33301.

MCQ Markets aims to revolutionize the ownership of luxury cars and artwork, with the goal of reshaping an industry once exclusive to the affluent elite. We intend to empower individuals to assemble high-value asset portfolios through the innovative practice of fractionalization. Through our curated process of acquiring assets and democratizing access to investment opportunities available through the MCQ Markets platform, retail and other investors can seamlessly select once out-of-reach assets, ushering in a new era of accessibility to fractionalized asset investments for all. [illegible]

While the underlying technology is still in development, we intend for the platform to encompass activity ranging from global scouting, investment research and valuation, to authenticity verification, purchasing, insuring, and storing of assets. The assets are used to highly curate the platform around the world, increasing visibility, while creating education opportunities to onboard new collectors.

Our core business operations will be ownership and operation of the marketplace. McQueen is currently pre-revenue.

Customers and Revenue

We anticipate our customers to be retail investors coming to the McQueen platform looking to diversify their portfolio into fractional ownership of physical assets, with an initial focus on cars (and potentially other future assets, such as art), as well as high net worth, family offices or other institutional investors looking for the ability to have a diversified investment portfolio.

We expect some of those customer groups, primarily, to include the following:

- Collectors, dealers and galleries looking to sell assets on the platform
- Investors looking to invest on the platform on a fractional basis in collector cars and art.
- Collectors looking to acquire assets in full from the platform as eventual exit strategy.

McQueen has set up a series limited liability company ("Series LLC"), under which it will create new series associated with a particular asset or assets, with each series selling its equity interests pursuant to an offering qualified with the SEC pursuant to Regulation A. McQueen will manage the entire process selling equity interests in the series, representing a share of ownership. For each of those assets, we will receive an acquisition fee of approximately 11% of the asset value associated with sourcing the asset and administering the offering. In addition to this, we will be paid an additional 1.5% per annum in-kind for the maintenance of the asset and administration of the Series LLC. We may also charge fees for secondary trading on the platform as well as 20% of the profits generated on the eventual sale of the assets. We may also receive additional fees or commissions where we are able to complete the sale of assets without requiring a commission to be paid to a third party. Rialto Markets LLC, a registered broker-dealer, is also engaged as a placement agent for the equity offerings by the Series LLC.

Notably, in the event that the securities offering by our affiliate is not successful, McQueen Labs will not generate revenues.

Marketing

We plan to undertake online lead generation, including creating a "waitlist" for product offering launch, to

generate interest among prospective investors in fractionalized assets.

Our marketing will include some or all of the following:

- Influencer Marketing to gain awareness of McQueen Platform, and to drive users signup and overall platform engagement. This may include exclusive contests and giveaways, hosted by both McQueen as well as our Influencer Partners. We have already signed agreements with multiple Indy Car drivers.
- Partnership with complimentary platforms and communities to gain awareness of McQueen Platform and assets hosted through the McQueen Marketplace
- Digital Marketing utilizing global ad networks and major platforms including, but not limited to, Facebook, Instagram, TikTok, Twitter, YouTube Reddit and other news platforms.
- Distribution of various marketing assets through traditional news outlets and blogs, utilizing a combination of paid and earned media / news releases.
- Social Media Community Engagement through exclusive giveaways and contests, leading to ongoing platform engagement and awareness of products marketed through the McQueen Marketplace
- Traditional SEO and dedicated Search Engine Advertising
- Email Marketing and dissemination of News Releases through major news networks

Product Development

We are in the process of working with our in-house development team to finalize our technology platform that will support our global marketplace. We anticipate the platform will allow investors to participate in the primary sale of fractionalized interests, as well as the trade of such interests in the secondary market. All trade operations will be conducted through trading facilities maintained by a FINRA licensed broker-dealer.

We had our soft launch of the platform in early November, 2024, and further anticipate the system being fully completed and ready to go live in December. We are also in is in the process of developing a pipeline of cars to be offered on the platform.

Milestones Reached and Rollout Plan

We have not yet completed the technology development of the platform, launched the marketplace, reached profitability, or generated any revenue at all. Our anticipated timeline for milestones along this pathway is below:

- Launch of the platform and our global marketplace – anticipated to occur in November, 2024
- Completion of first affiliate Reg A offering associated with an asset – completed in October, 2024
- Sale of first cars on platform – anticipated to begin in December, 2024

Employees

The Company currently has no employees. Services are provided to McQueen by contractors.

Regulation

The Company is currently unaware of any local, state, or federal regulations it must comply with related to its business. The Series LLC will be subject to SEC regulations associated with Regulation A, which requires review of the Form 1-A offering statement prior to qualification, and sales of securities representing the fractional ownership of the underlying assets.

Intellectual Property

The Company does not currently own any intellectual property, although it has filed a trademark application for "MCQ Markets". The Company considers its core underlying intellectual property to be the technology platform currently in development.

Competition

The Company couple faces competition from certain few competitors, such as Masterworks and Rally, as well as other platforms that are working to fractionalize different assets.

We believe our key competitive advantages are as follows:
- the flexibility designed within the structure for fractionalization, allowing the previous owners to maintain a small to large percentage of the assets, while just selling part of it on the Company's marketplace;
- the initial focus on selling of collector cars;
- the design and implementation of a secondary trading platform allowing the potential for people to choose to exit their investments when they would like; and
- the ability to fractionalize less than 100% of an asset such that prior owner can maintain an interest in the asset, which allows retail investors to invest alongside 'the best', who have been making these investments for years, but are seeking liquidity.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company utilizes a business address at 2300 E Las Olas Blvd, 4th floor, Fort Lauderdale, FL 33301. The Company does not lease this address, but access is provided to it by one of the Company's founders. The Company entered into a commercial lease in Florida, beginning in August 2024, which will act as a show room and head office.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Our Company is brand new and has no operating history.
The Company was formed as a corporation in 2023. We have no established business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The Company has not generated any revenue since inception. There is no assurance that the Company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

The Company does not yet have a product.
To date, the Company has developed the concept for its global marketplace for art and collector cars, but has not yet fully developed the underlying technology platform that will support that marketplace. The Company will require additional capital to reach that point in its development timeline, and even with additional funding, the Company may never achieve its aim of a fully functioning MCQ Markets global marketplace.

The Company depends on key personnel and faces challenges recruiting needed personnel.
The Company's future success depends on the efforts of a small number of key personnel, including Curtis Hopkins and Lachlan DeFrancesco. The Company currently does not have any employment agreements in place with these individuals. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit additional individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

We will be operating is a highly regulated industry.
The Company's anticipated core source of revenues will fees generated from the management of assets by affiliate companies. Those companies will only have the funds to pay those fees upon the completion of offers and sales of securities subject to the requirements of Regulation A of the Securities Act. Sales of securities is a highly regulated industry and requires the involvement of multiple stakeholders, such as broker-dealers and accountants. In the event that the costs associated with compliance with those regulations exceeds the cash available to comply, the Company's operations could be significantly limited.

The Company relies on third parties to develop its platform technology.
The Company has engagements in place with developers to build out the core technology that will be associated with the McQueen Labs platform. If those developers are unable to perform the work they have been engaged to do, or do not complete the work, we may have limited recourse against those developers, which could set the Company back in its planned timeline for roll-out of its product.

Any valuation at this stage is difficult to assess.
The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

The auditor has included a "going concern" note in the audited financials.
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

We have a limited operating history upon which to evaluate our performance and have not yet generated profits or material revenue.
We are a new company and have generated no revenue or profits. As such, it is difficult to determine how we will perform, as our core offering has yet launched or otherwise been made available to the general public.

If the Company cannot raise sufficient funds, it will not succeed.
The Company is offering shares of Series D Convertible Preferred Stock in the amount of up to $750,000 in this offering. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business.
The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the shares and the financial condition of the Company's investors or prospective investors, resulting in reduced demand for the shares generally. Further, such risks could result in persons avoiding

appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the Company's operations, if those employees of the Company who cannot perform their duties from home are unable to report to work.

We will be required to raise additional capital in order to develop our technology and scale our operations.
This Regulation Crowdfunding offering will provide us with capital to continue product development. We will need additional capital to scale our development and operations. We will not be able to continue operating if we cannot raise additional debt and/or equity financing. Further, any additional capital that we may raise may not be on terms favorable to the Company, or may be more favorable than those being provided to investors in this offering.

Competition in the collectibles industry from other business models may make it difficult to obtain the artwork and cars we intend to offer on the platform.
There is potentially significant competition for the acquisition of cars from many different market participants. While the majority of transactions continue to be peer-to-peer with very limited public information, other market players, such as collectibles dealers and auction houses, continue to play an increasing role. This competition may impact liquidity, as it is dependent on our acquiring attractive and desirable artwork and cars to ensure that there is an appetite of potential investors. In addition, there are companies that are developing crowd funding models for other alternative asset classes, such as wine, that may decide to enter the art and collectibles market as well.

If the Company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products will be adversely impacted.
The Company's success, in large part, depends on its ability to build its brand recognition and protect the proprietary nature of its technology. The Company does not yet have any registered trademarks, but it intends to file for trademarks in the future. As it grows, the Company may become more susceptible to competitors that may try to infringe on its trademarks or other intellectual property rights. Some of the Company's proprietary information may not be able to be trademarked, and there can be no assurance that others will not utilize similar or superior models to compete with the Company. If necessary, the Company will initiate actions to protect its intellectual property, which can be costly and time consuming.

Risks Related to the Securities

Our valuation and our offering price have been established internally and are difficult to assess. We have set the price of our Series D Convertible Preferred Stock at $5.40 per share. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares, or additional option or other equity grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

Holders of our Series D Convertible Preferred Stock will have no right to vote on matter submitted to the stockholders of the Company.
The Shares of Series D Convertible Preferred Stock do not include any right to vote on matters submitted to the vote of the stockholders of the Company. As such, investors will not have any control over the election of directors, or approval of major corporate actions, like the amendments to the Company's certificate of incorporation.

There is no guarantee investors will see a return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Series D Convertible Preferred Stock is restricted pursuant to the authorizing certificate of designation.
In addition to the restrictions placed upon the sale of securities in an offering under Regulation Crowdfunding, the Certificate of Designation authorizing the Series D Convertible Preferred Stock includes additional restriction which will prevent the transfer of the shares unless the shares have been registered with the Securities and Exchange Commission, or following the delivery of a legal opinion acceptable to the Company that any transfer of shares does not require registration of the shares. As a result, the cost and effort to transfer your shares may make a transfer cost prohibitive. Further, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

We may not have enough Common Stock to convert the Series D Convertible Preferred Stock.
Upon a conversion event for the Series D Convertible Preferred Stock, each share of such stock may convert into 10 shares of the Company's Common Stock, so long as there are available shares into which the Series D Convertible Preferred Stock may convert. Currently, the Company has over 60,000,000 shares of Common Stock available for such conversion. However, if we continue to sell shares of our Common Stock in the future without authorizing additional shares, we may not have enough at the time of conversion.

Investors in this Offering may not be eligible to receive shares in exchange for their shares if we are acquired in stock for stock transaction.
Under the Certificate of Designation, if we are acquired or merge with another company, holders of the Series D Convertible Preferred Stock in this offering may not be able to receive shares in the acquiring company if such exchange requires the registration of the acquiring company's securities. If we are not able to convert the shares, investors will be required to sell their securities, which may be at a price the holders do not find to be as advantageous as they may like.

The Company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the shares hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.
In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

DIRECTORS, EXECUTIVE OFFICERS, AND EMPLOYEES

This table shows the principal people on the Company's team who are engaged through the Company's Managing Member as independent contractors:

Name	Position	Date Assumed Office	Approx. hours per week (if not full time)
Executive Officers:			
Curtis Hopkins	CEO	March 4, 2024	Time as required

Directors:			
Lachlan DeFrancesco	Director	June 21, 2023	
Paul Glavine	Director	November 15, 2023	
Curtis Hopkins	Director	April 1, 2024	
Significant Employees:			
Lachlan DeFrancesco	Chief of Cars	March 4, 2024	Time as required
Jonathan Held	Head of Finance	May 1, 2024	Time as required
Anthony Pezarro	Head of Brand and Marketing	May 1, 2024	Time as required
Benan Tumkaya	Head of Technology	April 1, 2024	Time as required

Curtis (Curt) Hopkins, Chief Executive Officer and Director
Curt is an experienced business leader and fintech professional serving in executive capacity through Consilium Ventures Limited. In addition to his current role as CEO of McQueen, Curt is a senior advisor and co-founder of Zefiro Methane, a climate tech firm that aims to stop methane leaking from abandoned and orphaned oil and gas wells. He grew the company as CEO from the inception to $32m in run-rate revenue in the lead-up to an IPO in Q1 2024. He is a senior advisor to Drake & Farrell, a leading circular economy reverse supply chain business in The Netherlands and on the board of Stewardship, one of the largest faith-based charities in the UK. Curt was the chairman of Sirenum, a B2B software business in the future of work, which was sold to Bullhorn in 2021.

Paul Glavine, Director
Paul, a co-founder of McQueen, currently serves as a Director on the Company's Board of Directors. He is also the founder of Cybin, a biotech company listed on the NYSE. Paul has been instrumental in raising over $300 million in 5 years for Cybin, which has also received breakthrough therapy designation by the FDA. Previously, Paul was a co-founder of TruVerra, a medical Cannabinoid platform for patients, which was acquired by Supreme Cannabis Company and later acquired by Canopy Growth. He has completed financings & M&A transactions totalling more than $400 million in the last 5 years for his businesses.

Lachlan DeFrancesco, Director and Chief of Cars
Lachlan DeFrancesco is a co-founder of McQueen and serves as Head of Cars for McQueen. Lachlan has significant experience investing in the collectable car market and with exotic car restoration. Lachlan has a proven track record of identifying exciting automotive projects ripe for growth, demonstrating a strong ability to identify valuable opportunities and enhance vehicle value through restoration. Lachlan's experiences and prior work demonstrate a remarkable skill in the automotive investment sector with his substantial returns on investments validating his abilities.

Jonathan Held, Head of Finance
Jonathan is a chartered professional accountant and chartered accountant, with CFO level experience with both private and public companies. Jonathan has worked with a number of start-up companies in a variety of sectors including resources, technology, biotech and real estate, both domestic and international. Jonathan has been involved in numerous successful public market transactions including Initial Public Offerings, Reverse Takeovers, M&A and financings. Jonathan holds a Bachelor of Mathematics and Masters of Accounting from the University of Waterloo.

Anthony Pezarro, Head of Brand & Marketing
Anthony Pezarro comes to McQueen as an experienced creative director. Most recently, beginning in June 2021, Anthony serves as Vice President & Executive Creative Director of ACE Digital LTD. In his work, Anthony strives to elevate every portion of brand experience across all disciplines utilizing creativity and collaboration.

Benan Tumkaya, Head of Technology

Benan Tumkaya serves as Head of Technology of McQueen. He is an experienced serial entrepreneur with skills in architecting art-tech and fin-tech solutions. He is also, a multi-cloud tech architect with expertise in highly scalable, multi-tenant, SaaS, marketplace and E-commerce technology solutions. He served as CTO of an international marketplace called Saatchi Art until February 2022, and helped scaled it up to millions of visitors during his time. He is the founder of freelancer.co.uk which has become the biggest freelancing portal in the UK before it was acquired by an international competitor. He also co-found a fin-tech company named shares.com, whose brand and intellectual properties were acquired by a larger competitor in 2022. He is currently also fully employed as a Senior Solutions Architect with CGI.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

There are no beneficial owners of the Company's securities that own more than 20% of Company's voting securities as of September 9, 2024.

The following table describes our capital structure as of September 9, 2024:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not issued(1)	Available
Common Stock	150,000,000	92,366,300	16,545,832	41,087,868
Preferred Stock	1,000,000	2	0	999,998
Series A	1	1	0	0
Series B	1	1	0	0
Series C	1	0	0	1
Series D Convertible	750,000	0	0	750,000
Series E Convertible	5,000	0	0	5,000

Includes 5,156,480 restricted share units and performance share units, warrants for the acquisition of 8,601,852 shares, and options representing for the acquisition of 2,787,500 shares as of September 9, 2024.

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation of Minimum Target Amount	Allocation of Total Offering
Research and development	$0	$100,000
Marketing	$0	$325,000
General and administration	$0	$175,000
Professional fees	$0	$100,000
Offering cost fees	$15,000	$50,000
Total	$15,000	$750,000

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

Research and development costs consists of the cost of platform development, platform maintenance and costs associated with day to day backend operations and integrations.

Marketing costs consists of marketing for the company and its platform for fractionalization.

General and administration consists of costs of the team and day to day administration of the Company and the platform.

Professional fees consists of legal and other professional costs associated with day to day operations, this offering and future contemplated offerings, audits, and exploration of potential public listing.

Offering cost fees consist of the 6.5% commission, based on the dollar amount sold in this Offering, paid to the Intermediary.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Pipara & Co LLP. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Memorandum.

Overview

McQueen Labs Inc. was registered in Delaware on June 21, 2023. The Company is yet-to-be-launched global marketplace for the fractionalized ownership in collector cars.

For the period from inception ending March 31, 2024, the Company had not begun generating any revenue. The Company will incur losses prior to generating positive retained earnings. During the next twelve months, the Company intends to fund its operations with funding from this Offering and other capital raising activities.

The Company will continue to experience ongoing expenses for development of its technology platform and will not be able to generate revenues until the sales of securities for the fractionalization of the assets sourced by the Company have begun.

Liquidity and Capital Resources

As of September 3, the Company's cash on hand was approximately $1,300,000. The Company's operations to date have been funded to date by contributions from founders and from its previous recent offering of common stock under Regulation D.

Currently, we estimate our current burn rate (net cash out) to be on average $150,000 per month. We expect our burn rate will vary, which we expect to be around $200,000 per month by end of year 2024. As such, in addition to the funds raised in this offering, we will be required to raise additional funds for the ongoing viability of the Company.

For instance, we completed a strategic financing of $1,000,000, in exchange for the issuance of 3,703,704 shares of common stock and 1,851,852 common stock purchase warrants. Each warrant is exercisable to acquiree one share of common stock at a price of $0.54 for a period of eighteen months.

Plan of Operations and Milestones

We are not yet operational. We have established the following milestones in our plan of operations:

- Launch of the platform and our global marketplace – anticipated to occur in November, 2024
- Completion of first affiliate Reg A offering associated with an asset – completed in , 2024
- Sale of first cars on platform – anticipated to begin in December, 2024

We anticipate the Company will require $250,000 to reach these milestones on the approximate timetable stated above. As such, the Company is dependent on the proceeds from this offering and its other capital raising activity.

Indebtedness

The Company has no indebtedness.

Trends

There is growing trend in fractionalization of assets, as more people are wanting to have access to assets such as collector cars, which have shown significant growth in past years beating many indices. Certain reports have estimated that tokenized real world assets could grow to a $10 trillion market by 2030[1].

With the investment from the strategic investor, the Company believes it has put itself in between position to develop and enhance other potential strategic relationships and potentially access to additional assets that may become available for fractionalization by the Company. In addition, we believe the investment by the strategic investor puts the Company in better position to secure additional investment to support its operations.

RELATED PARTY TRANSACTIONS

On May 10, 2024, the company entered into an acquisition agreement with Mushman Collectibles and Investments, LLC, an entity controlled by the company's director, Lachlan DeFrancesco. The value of the acquisition is $2,400,000, paid for in 8,888,889 shares of the company's common stock.

In the future, the Company may consider entering into certain related party transactions with respect to the acquisition of assets. The Company plans to have specific mechanisms in place prior to entering into any such related party transactions, including an independent valuation of assets by a third-party and where applicable, review by the Company's car investment committees or board of directors, for any such related party transaction.

RECENT OFFERINGS OF SECURITIES

On January 3, 2024, we issued 66,500,000 shares of common stock pursuant to an offering under Regulation D, where shares were issued at the par value price for minimal proceeds of $665. The proceeds that were received were put to general corporate uses.

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[1] https://www.coindesk.com/markets/2023/10/17/t okenized-rwas-could-grow-to-a-10t-market-by-20 30-as-crypto-converges-to-tradfi-report/

During the period from March through September 9, 2024, the Company has completed an offering of common stock under Regulation D issuing 8,978,536 shares for gross proceeds of $2,424,206.

On September 3, 2024, we completed a strategic financing, under which we received an investment of $1,000,000 in exchange for the issuance of 3,703,704 shares of common stock and 1,851,852 share purchase warrants. Each warrant is exercisable to acquiree one share of common stock at a price of $0.54 for a period of eighteen months.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.
- In June 2021 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the Company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.
Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was internally determined by the Company based on available information, including, but not limited to, prior capital raises, technology development, strategic partnerships, and the value it attributes to its team of executive officers, directors, and significant employees and discussions with third parties.

SECURITIES BEING OFFERED, PERK, AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects McQueen Labs' Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description of the Company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The Company's authorized securities consist of 150,000,000 shares of Common Stock, of which 92,181,115 shares are issued and outstanding. The Company has also authorized 1,000,000 shares of preferred stock, of which, one share has been designated as Series A Preferred Stock, one share has been designated as Series B Preferred Stock, one share has been designated as Series C Preferred Stock, 750,000 have been designated as Series D Convertible Preferred Stock (the "Series Preferred Stock"), and 5,000 have been designated at Series E Convertible Preferred Stock. Each of the shares of Series A, and Series B Preferred Stock are issued and outstanding. In this offering, the Company is selling up to 138,888 shares of Series D Convertible Preferred Stock at $5.40 per share, subject to bonus shares available as perks, increasing the number of shares that may be issued.

No Right to Vote

Unlike Common Stock of the Company, the Series D Convertible Preferred Stock does not have voting rights for matters submitted to the vote of stockholders, except as required by Delaware law in limited circumstances. The Common Stock has 1 vote per share. Additionally, the Series A Preferred Stock and Series B Preferred Stock has the right to appoint directors to the Board of Directors. The Series A Preferred Stock may appoint three directors, and the Series B Preferred Stock may appoint one director.

Conversion Rights

The Series D Convertible Preferred Stock in this Offering may convert into the Common Stock of the Company in certain circumstances, including: (1) following an IPO in which the Company's Common Stock is traded on a national stock exchange, or (2) upon a voluntary or involuntary liquidation of the Company. Upon the occurrence of one of those events, each share of Series D Convertible Preferred Stock will convert into 10 shares of the Company's Common Stock.

Transfer Restrictions

In addition to the transfer restrictions imposed by Regulation Crowdfunding, transfer of the Series D Convertible Preferred Stock is further restricted by the terms of the Certificate of Designation. These shares, and any Common Stock into which they may convert, are only transferable if subject to an effective registration statement with the SEC, following delivery of a legal opinion that the shares may be transferred without requiring registration, or to an affiliate of the investor.

Dividend and Liquidation Rights

The Series D Convertible Preferred Stock does not include any preferences associated with dividends or liquidation of the Company. The holders of Series D Convertible Preferred Stock may only receive dividends if specifically determined by the Board of Directors.

Warrants

As part of its strategic financing, the Company has issued warrants exercisable to receive 1,851,852 of the Company's Common Stock at an exercise price of $0.54 per share. The warrants are exercisable until 18 months after issuance.

Perks

Certain investors in this offering are eligible for bonus shares on the purchase amount of the shares of Series D Convertible Preferred Stock, which gives them additional shares beyond what they pay for. The time-based perks will be offered during the course of the offering as per below:

Bonus Shares	Bonus Start Date	Bonus Finish Date	Price Per Share	Effected Discounted Price
20%	September 16, 2024	September 30, 2024	$5.40	$4.50
10%	October 1, 2024	October 15, 2024	$5.40	$4.91
0%	October 16, 2024	Close of offering	$5.40	$5.40

For example, if an investor purchases shares between September 9, 2024 and September 23, 2024, for $540, they will receive a total of 120 shares.

What it Means to be a Minority Holder

As an investor in the Series D Convertible Preferred Stock, you will not ha
ve any rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:
- In an IPO or other public offering registered with the SEC;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

During the course of, or following this offering, the Company intends to engage an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities. As of the date of this filing, no transfer agent has been engaged.

REGULATORY INFORMATION

Disqualification

The Company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company has not filed annual reports to date. The Company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the Company's website at www.mcqmarkets.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;
(3)   it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   it liquidates or dissolves its business in accordance with state law.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive the securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors whose funds have cleared and completed the KYC/AML process will be eligible for a rolling close. Those eligible investors will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at:
https://issuanceexpress.com/mcqueen-regcf.